SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Clearfield, Inc.

(Name of Issuer)

Common Stock $0.01

(Title of Class of Securities)

18482P103

(CUSIP Number)

       December 31, 2021

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to

which this Schedule is filed:

___    Rule 13d-1(b)

 X      Rule 13d-1(c)

___    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18482P103	13G	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald G. Roth _________________
2	Check the Appropriate Box if a Member of a Group (See Instructions) [_] (a) [_] (b)
3	SEC Use Only
4	Citizenship or Place of Organization Florida, USA
Number of Shares Beneficially Owned by Each Reporting Person	5	Sole Voting Power 1,249,289
	6	Shared Voting Power 176,760
	7	Sole Dispositive Power 1,249,289
	8	Shared Dispositive Power 176,760
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,049
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ____ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 10.4%
12	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Clearfield, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

7050 Winnetka Avenue N., Suite 100, Brooklyn Park, MN 55428

Item 2(a)	Name of Person Filing:

Ronald G. Roth

Item 2(b)	Address of Principal Business Office or, if None, Residence:

7050 Winnetka Avenue N., Suite 100, Brooklyn Park, MN 55428

Item 2(c)	Citizenship:

Florida, USA

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:

18482P103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	___Broker or dealer registered under Section 15 of the Exchange Act,

(b)	___Bank as defined in Section 3(a)(6) of the Exchange Act,

(c)	___Insurance company as defined in Section 3(a)(19) of the Exchange Act,

(d)	___Investment Company registered under Section 8 of the Investment Company Act,

(e)	___An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	___An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	___A parent holding Company, or control person in accordance with Rule 13d-1(b)(ii)(G),

(h)	___A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	___A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

(j)	___Group, in accordance with Rule 13d-1(b)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. X

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issued identified in Item 1.

(a) Amount Beneficially Owned: 1,426,049 which consists of 1,249,289 shares owned individually by the reporting person as of December 31, 2021, no options to purchase shares at December 31, 2021 or within 60 days and 176,760 shares owned by spouse.

(b) Percent of Class: 10.4% based on 13,762,463 shares of the Issuer’s common stock outstanding on December 31, 2021 as reported in the Issuer’s Form 10-Q for the quarter ended December 31, 2021 and including all 1,426,049 shares that could be deemed to be beneficially owned by Mr. Roth.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,249,289

(ii) Shared power to vote or direct the vote: 176,760

(iii) Sole power to dispose or direct the disposition of: 1,249,289

(iv) Shared power to dispose or to direct the disposition of: 176,760

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify, that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 3, 2021
(Date)

/s/ Ronald G. Roth
(Signature)

Ronald G. Roth
(Name and Title)